THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

Year Ended December 31,	2009	2008	2007	2006	2005
Earnings from continuing operations before taxes on earnings	$1,276	$2,028	$1,853	$1,476	$1,027

Fixed charges
Interest expense excluding provision for credit losses (1):
Deposits from banking clients	107	104	238	200	74
Payables to brokerage clients	3	55	329	426	378
Short-term borrowings	—	1	—	—	—
Long-term debt	71	59	38	29	30
Other	2	24	18	24	19

Total	183	243	623	679	501
Interest portion of rental expense	71	62	60	55	55

Total fixed charges (A)	254	305	683	734	556

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$1,530	$2,333	$2,536	$2,210	$1,583

Ratio of earnings to fixed charges (B) ÷ (A) (2)	6.0	7.6	3.7	3.0	2.8

Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (3)	9.9	14.9	17.0	14.7	10.9

(1)	Beginning in 2009, the provision for credit losses has been excluded from fixed charges.

(2)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(3)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.